Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.

Computation of Ratio of Earnings (Loss) to Fixed Charges

(in millions except ratios)

	Year Ended December 31,
	2007	2008	2009	2010	2011

Consolidated pre-tax income (loss) from continuing operations	$387.2	$(587.0)	$507.7	$139.2	$83.3

Interest expense on debt	45.2	44.9	39.7	29.6	20.5

Interest portion of rental expense	11.1	7.4	7.3	7.5	4.9

Earnings (loss)	$443.5	$(534.7)	$554.7	$176.3	$108.7

Interest expense on debt	45.2	44.9	39.7	29.6	20.5

Interest portion of rental expense	11.1	7.4	7.3	7.5	4.9

Fixed charges	$56.3	$52.3	$47.0	$37.1	$25.4

Ratio of earnings (loss) to fixed charges	7.9	(10.2)	11.8	4.8	4.3